Exhibit 4.46

OUTSIDE THE BOX CAPITAL INC.

2202 Green Orchard Place.

Oakville ON L6H 4V4

Canada

March 28, 2025

CONFIDENTIAL

Guardforce AI Co., Limited

#28-01 International Plaza

10 Anson Road

Singapore,

079903

Singapore

Attention:

Re: Marketing Services Agreement

Dear Sirs/Mesdames:

Outside The Box Capital Inc. (“Outside The Box Capital”) is pleased to provide marketing and distribution services to Guardforce AI Co., Limited, a Cayman Islands exempted company (the “Company”), as more fully described in this letter agreement (the “Agreement”). This Agreement sets forth the terms and conditions pursuant to which the Company engages Outside The Box Capital to provide such services.

1.	Services

(a) Outside The Box Capital’s services to the Company will commence on March 31, 2025 (“Effective Date”) and end on October 1, 2025 (“Ending Date”) overall being the Initial Period (“Initial Period). Outside The Box Capital will provide marketing and distribution services to communicate information about the Company (“Marketing Services”), including, but not limited to:

●	Initial planning and strategy call with ongoing checkpoints to cover feedback, advice, and other strategic matters of the campaign

●	Assist in social media and other community-driving mediums, with the goal of creating more company awareness and investor engagement.

●	Distribute company approved messaging, press releases, and other approved company materials across social channels that include but not limited to Reddit, Discord, Telegram, Twitter, and StockTwits.

●	Spread company insights and announcements to new communities with hopes of attracting new clients and other interested parties.

●	Featuring the Company in different influencer-based videos, driving more engagement to the Company’s story.

●	An occasional Q&A or highlight video surrounding recent company news to be posted on the Company’s YouTube channel or other company mediums

Outside The Box Capital’s services under this Agreement may be modified or supplemented in schedules to this Agreement, mutually agreed upon in writing by Outside The Box Capital and Company.

(b) Outside The Box Capital will not participate in discussions or negotiations with potential investors. Outside The Box Capital will not solicit orders, make recommendations or give investment advice. Outside The Box Capital will not affect transactions of securities for potential investors or anyone else. Outside The Box Capital and the Company agree that Outside The Box Capital is not being engaged for, and is not permitted to engage in, activities that would give rise to Outside The Box Capital being required to register as a broker-dealer under applicable securities laws, the U.S. Exchange Act, or with FINRA. To the extent, a financial intermediary expresses interest in the Company, Outside The Box Capital will refer the intermediary to the Company. In providing services under this Agreement, Outside The Box Capital agrees to comply with all applicable securities laws.

(c) The Company acknowledges that Outside The Box Capital is the sole and exclusive owner of any and all databases developed by it. Outside The Box Capital may access third-party databases in order to increase the efficiency of its marketing outreach.

(d) It is hereby acknowledged and agreed that Outside The Box Capital shall be entitled to communicate with and shall rely upon the immediate advice, direction, and instructions of the CEO of the Company, or upon the advice or instructions of such other director or officer of the Company as the CEO of the Company shall, from time to time, designate in times of the CEO’s absence, in order to initiate, coordinate and implement the Marketing Services as contemplated herein.

2.	Information

(a) The Company will make available to Outside The Box Capital on a timely basis relevant information pertaining to the Company. The Company also agrees to provide Outside The Box Capital with timely access to appropriate personnel. Outside The Box Capital will only use the information provided by the Company. The Company hereby grants Outside The Box Capital the right to use the name and service marks of the Company in its Marketing Services as long as this Agreement is continuing under the Initial Period (as defined below) or any Renewal Term (as defined below) and has not been terminated in accordance with the provisions hereof.

(b) Outside The Box Capital will be entitled to rely upon the information provided by the Company and all other information that the Company files with applicable regulators. Outside The Box Capital will be under no obligation to verify independently any such information. Outside The Box Capital will also be under no obligation to determine whether there have been, or to investigate any changes in, such information. However, any marketing materials shall be provided to the Company for review and approval prior to such marketing materials being published or disseminated to anyone.

3.	Term and Termination

The term of this Agreement shall commence on the Effective Date until the End Date overall being the Initial Period. During the Initial Period, the parties may terminate this Agreement by written mutual consent and either may terminate this Agreement if the other party files for bankruptcy, becomes insolvent, or is in material breach of this Agreement. The Company shall pay Outside The Box Capital for all services performed up to and including the effective date of termination. Within ten (10) days after the termination or expiration of this Agreement, each party shall return to the other all Proprietary or Confidential Information (defined below) of the other party (and any copies thereof) in the party’s possession or, with the approval of the party, destroy all such Proprietary or Confidential Information.

4.	Confidentiality

The parties agree to hold each other’s Proprietary or Confidential Information in strict confidence. “Proprietary or Confidential Information” shall include, but is not limited to, written or oral contracts, trade secrets, know-how, business methods, business policies, memoranda, reports, records, computer-retained information, notes, or financial information. Proprietary or Confidential Information shall not include any information which: (i) is or becomes generally known to the public by any means other than a breach of the obligations of the receiving party; (ii) was previously known to the receiving party or rightly received by the receiving party from a third party that was not subject to a duty of confidentiality to the disclosing party; (iii) is independently developed by the receiving party as shown by the receiving party’s then-contemporaneous written files and records kept in the ordinary course of business; or (iv) is subject to disclosure under a court order or other lawful processes. The parties agree not to make each other’s Proprietary or Confidential Information available in any form to any third party or to use each other’s Proprietary or Confidential Information for any purpose other than as specified in this Agreement. Each party’s Proprietary or Confidential Information shall remain the sole and exclusive property of that party. The parties agree that in the event of use or disclosure by the other party other than as specifically provided for in this Agreement, the non-disclosing party may be entitled to equitable relief. Notwithstanding termination or expiration of this Agreement, Outside The Box Capital and the Company acknowledge and agree that their obligations of confidentiality with respect to Proprietary or Confidential Information shall survive termination of this Agreement.

5.	Insider Trading Prohibition and Liability

(a)	Outside The Box Capital acknowledges that it may come into possession of Material Non-Public Information about the Company in the course of providing services under this Agreement, where “Material Non-Public Information” refers to any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities.

(b)	Outside The Box Capital warrants and represents that it shall comply, and shall cause its directors, officers, employees, agents, representatives and consultants to comply, with all applicable insider trading laws and regulations. Outside The Box Capital shall not, and shall ensure that its directors, officers, employees, agents, representatives, and consultants do not, use or disclose any Material Non-Public Information obtained through this Agreement for trading in Company’s securities or advising others to do so. Outside The Box Capital shall immediately report any suspected violations of this Clause 5 to the Company and shall fully cooperate with any related investigations.

(c)	Outside The Box Capital shall indemnify, defend, and hold harmless the Company against any and all losses arising from or related to any breach of this Clause 5.

(d)	Any violation of this Clause 5 shall be deemed as a material breach of this Agreement and shall entitle the Company to immediately terminate this Agreement.

(e)	The obligations under this Clause 10 shall survive the termination or expiration of this Agreement.

6.	Compensation

As compensation for the Marketing Services provided by Outside The Box Capital during the Initial Period, Company agrees to pay Outside The Box Capital the compensation set forth in Schedule A attached hereto, which Schedule A forms part of this Agreement.

7.	Expenses

In the occasion where the Company requests Outside The Box Capital to travel outside of the Agreement, upon mutual agreement outside of this Agreement Outside The Box Capital shall also be reimbursed for all direct, pre-approved, and reasonable expenses actually and properly incurred by Outside The Box Capital in performing the Marketing Services (collectively, the “Expenses”); and which Expenses, it is hereby acknowledged and agreed, shall be payable by the Company to the order, direction and account of Outside The Box Capital as Outside The Box Capital may designate in writing, from time to time, in Outside The Box Capital’ sole and absolute discretion, as soon as conveniently possible after the prior delivery by Outside The Box Capital to the Company of written substantiation on account of each such pre-approved reimbursable Expense.

8.	Notices

Notices under this Agreement are sufficient if given by nationally recognized overnight courier service, certified mail (return receipt requested), or personal delivery to the other party at the addresses first set out above.

9.	Choice of Law and Jurisdiction

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York and the federal laws of the United States applicable therein, and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

10.	Waiver

The failure of any party to seek redress for violation of or to insist upon the strict performance of any agreement, covenant, or condition of this Agreement shall not constitute a waiver with respect thereto or with respect to any subsequent act.

11.	Assignment

Except as may be necessary for the rendition of the services as provided herein, neither Outside The Box Capital nor Company may assign any part or all of this Agreement, or subcontract or delegate any of their respective rights or obligations under this Agreement, without the other party’s prior written consent. Any attempt to assign, subcontract, or delegate in violation of this paragraph is void in each instance.

Entire AgreementThis Agreement and the schedules attached constitute the agreement between Outside The Box Capital and Company relating to the subject matter hereof and supersede any prior agreement or understanding between them. This Agreement may not be modified or amended unless such modification or amendment is agreed to in writing by both Outside The Box Capital and the Company.

12.	Acceptance

Please confirm that the foregoing is in accordance with Company’s understanding by signing and returning this Agreement, which will thereupon constitute a binding Agreement between Outside The Box Capital Inc. and Company. This Agreement may be executed in counterparts and with electronic or facsimile signatures.

Yours very truly,

Outside The Box Capital Inc.

By:	/s/ Jason Coles
Name:	Jason Coles
Title:	CEO

The foregoing is in accordance with our understanding and is accepted and agreed upon by us as of the date first written above.

Guardforce AI Co., Limited

By:	/s/ Olivia Wang
	Name:	Olivia Wang
	Title:	CEO

SCHEDULE “A” COMPENSATION

For the Initial Period, in consideration of the performance of the services by Outside The Box Capital pursuant to the Agreement to which this Schedule A is attached, the Company hereby agrees to compensate Outside The Box Capital as follows:

Subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of Securities Act of 1933, as amended, contained in Section 4(1)(2) thereof and Regulations D and/or S thereunder, the Company hereby agrees to issue to Outside The Box Capital $150,000 USD worth of restricted ordinary shares of the Company, calculated at the closing price of the Effective Date and shall be used in book entry statement within 10 business days from the Effective Date. The shares will constitute “restricted securities” as defined in Rule 144 under the Securities Act (which Rule 144 permits sales after a 6-month restrictive term if certain conditions under said Rule are satisfied).

The Company may also, at its own discretion, provisionally transfer $50,000 USD, or any additional funds to Outside The Box Capital as it thinks fit, which are intended to be allocated towards the influencer campaign budget. The usage of these funds is subject to the Company’s prior written consent, and the payment shall become due two weeks before the launch date of the influencer campaign. Any unused funds thereof shall be returned to the Company immediately upon the termination or expiration of the Agreement.

The Company will utilize the information provided below for share issuance via its transfer agent.

Shareholder Name: Outside The Box Capital Inc.

Tax ID or SSN Number: [751129347]

Mailing Address: [2202 Green Orchard Place, Oakville, Ontario L6H 4V4 Canada]

Email: [jason@outsidethebox.capital]

Phone: [+1 (289) 259-4455]